Exhibit 99.21

April 11, 2016

British Columbia Securities Commission	Ontario Securities Commission

Manitoba Securities Commission	Office of the Superintendent of Securities, Service Newfoundland and Labrador

Alberta Securities Commission	Nova Scotia Securities Commission

Financial and Consumer Affairs Authority	Office of the Superintendent of Securities
of Saskatchewan	(Prince Edward Island)

Financial and Consumer Services
Commission (New Brunswick)

Dear Sirs / Mesdames

Re:	NexGen Energy Ltd. (the “Company”)

Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with Section 4.11 (5) (a) (ii) of National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated April 11, 2016 and agree with each statement contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6 Telephone (604) 687-0947 Davidson-co.com